Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in the Post Effective Amendment No.2 to Registration Statement on Form F-4 of Xdata Group of our report dated March 20, 2026, with respect to our audits of Alpha Star Acquisition Corporation’s consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2025, and appears in the Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about Alpha Star Acquisition Corporation’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/S/ UHY LLP
Irvine, California
March 26, 2026